Dinara Nussipakynova P.Geo.
AMC Mining Consultants (Canada) Limited,
Suite 1330, 200 Granville Street,
Vancouver, British Columbia V6C 1S4,
Canada

August 11th, 2011

Toronto Stock Exchange
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

Re:      Consent of Qualified Person
Rubicon Minerals Corporation (the “Company”)
Filing of Technical Report

I, Dinara Nussipakynova, hereby consent to: (a) the public filing of the technical report entitled “F2 Gold System - Phoenix Gold Project Bateman Township Red Lake, Canada Technical Report” dated effective August 8th  2011 (the “Technical Report”) in support of the news release issued by the Company dated June 29, 2011 (the “News Release”); and (b) the use of extracts from, and a summary of, the Technical Report in the News Release.

I hereby confirm that I have read the News Release and that it fairly and accurately represents the information in the parts of the Technical Report for which I am responsible.

Sincerely,

ORIGINAL SIGNED BY

Dinara Nussipakynova P.Geo.